UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)

Mediavest, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

    26824R  10  9

(CUSIP Number)

David E. Smith

c/o Coast Asset Management, LLC

2450 Colorado Ave., Suite 100 E. Tower

Santa Monica, CA  90404

310-576-3502

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 25, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

CUSIP NO.: 26824R 10 9
1		NAMES OF REPORTING PERSONS David E. Smith S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,000,000
	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22%
14		TYPE OF REPORTING PERSON

IN

ITEM 1.     SECURITY AND ISSUER

The class of equity securities to which this statement relates is the common stock, par value $.0001, (the "Common Stock") of Mediavest, Inc. ("the Company"). The principal executive offices of the Company are located at 2121 Avenue of the Stars, Suite 1650, Los Angeles, CA 90067.

ITEM 2.     IDENTITY AND BACKGROUND

(a) - (c) This statement is being filed by David E. Smith, who resides at 888 Linda Flora Drive, Los Angeles, CA 90049, and is principally employed as the Chief Executive Officer of Coast Asset Management, LLC (“Coast”). The principal executive offices of Coast are located at 2450 Colorado Ave., Suite 100 E. Tower, Santa Monica, CA 90404. Coast is the trading advisor of various single strategy hedge funds and hedge funds which invest in other hedge funds.

(d) - (e) David E. Smith has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) David E. Smith is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

David E. Smith own the Common Stock and the warrants for general investment purposes. The consideration given for the purchase of the Common Stock and the warrants was personal funds.

ITEM 4.     PURPOSE OF TRANSACTION

On October 12, 2006, David E. Smith entered into a Subscription Agreement (the "Subscription Agreement") by and between himself and the Company, pursuant to which he agreed to subscribe for an aggregate of 4,000,000 units consisting of 2,000,000 shares of Common Stock, $0.0001 par value per share, of the Company and 2,000,000 warrants to purchase, at an exercise price of $2.00 per share, one share of Common Stock. David E. Smith entered into the Subscription Agreement as a personal and passive investor, and has no intent to exercise control over the Company.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date hereof, David E. Smith may be deemed to beneficially own an aggregate of 4,000,000 shares of Common Stock, representing approximately 22% of the outstanding shares of Common Stock. 2,000,000 of these beneficially owned shares are held as Common Stock, and 2,000,000 are held as warrants to purchase Common Stock.

(b) David E. Smith has voting power over the beneficially owned shares described in (a) above.

(c) Except as described above, David E. Smith has not effected any transaction in shares of Common Stock or warrants during the 60 days preceding the date hereof.

 (d)  Not applicable.

(e)  Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                    WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

None.

 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

By: /s/ David E. Smith
David E. Smith

Dated:  November 16, 2006